UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sport Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

84916A104

(CUSIP Number)

with a copy to:
Scott Richland	Steven Grossman
c/o Andell Holdings, LLC	O’Melveny & Myers LLP
10877 Wilshire Boulevard, Suite 2200	1999 Avenue of the Stars, Suite 700
Los Angeles, CA 90024	Los Angeles, CA 90067
(310) 954-4880	(310) 553-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84916A104

1.	Names of Reporting Persons CBT Holdings LLC I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6(1)

14.	Type of Reporting Person (See Instructions) OO

(1) Based on 12,267,760 shares of Issuer common stock outstanding as of January 28, 2008, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2007, filed January 30, 2008.

CUSIP No. 84916A104

1.	Names of Reporting Persons Charles Bronfman Trust I.R.S. Identification No. 98-6048671

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,044,072

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,044,072(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,044,072

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6(3)

14.	Type of Reporting Person (See Instructions) OO

(2) See item 5 of this Schedule 13D.

(3) Based on 12,267,760 shares of Issuer common stock outstanding as of January 28, 2008, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended December 31, 2007, filed January 30, 2008.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                                This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by CBT Holdings LLC and the Charles Bronfman Trust (together, the “Reporting Persons”), to amend the Schedule 13D filed by the Reporting Persons on August 6, 2007 (the “Schedule 13D”), with respect to the common shares, par value $0.01 per share (the “Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive offices at 1901 Diplomat Drive, Dallas, Texas 75234.

                                Unless otherwise indicated herein, terms used and defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                                CBT Holdings purchased the 1,830,000 shares of Common Stock that were the subject of the Schedule 13D using $18,300,000 of available cash and proceeds from the liquidation of short-term investments.  The total amount of funds used by CBT Holdings to purchase the 213,772 shares of Common Stock acquired by it after August 6, 2007 (the filing date of the Schedule 13D) was $1,941,493.16 (excluding commissions).  All of such funds were derived from available cash and proceeds from the liquidation of short term investments.  All of the shares of Common Stock acquired by the Reporting Persons as reflected in the Schedule 13D (as amended) shall be referred to herein as the “Shares.”  No funds were paid by CBT in connection with the purchase of the Shares.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

                                (a) - (b) As of the date of this Amendment No. 1, CBT Holdings beneficially owns 2,044,072 shares of Issuer Common Stock, constituting 16.66% of the outstanding shares of Issuer Common Stock (based on 12,267,760 Shares outstanding as of January 28, 2008, as reported by the Issuer).  Because CBT is the sole member of CBT Holdings, CBT may be deemed to beneficially own the Shares, and CBT and CBT Holdings may be deemed to share voting and dispositive power over such Shares.  CBT disclaims beneficial ownership of all Shares.

                                To the best knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Annex I or II to Item 2 is the beneficial owner of any shares of Issuer Common Stock.

                                CBT Holdings and CBT may be deemed to have shared voting and dispositive power with respect to the Shares.

                                (c) Information with respect to all transactions in the Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I to the Schedule 13D, which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule I annexed to this Amendment No. 1 and incorporated by reference.

                                (d) Other than the Reporting Persons or the persons described on Annex I or Annex II to the Schedule 13D, neither of the Reporting Persons has knowledge of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                                (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit C — Power of Attorney from the Wilmington Trust Company, a Trustee of the Charles Bronfman Trust, incorporated by reference to Exhibit 24 to the Reporting Persons’ Form 4 filed with the Securities and Exchange Commission on January 11, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008

CBT HOLDINGS LLC

	By:	/s/ Scott H. Richland
Name: Scott H. Richland
Title: Manager

CHARLES BRONFMAN TRUST

	By:	/s/ Jay Rubinstein
Jay Rubinstein, a Trustee

	By:	WILMINGTON TRUST
COMPANY, a Trustee

		By:	/s/ Jay Rubinstein
Jay Rubinstein, Attorney-In-Fact
for the Wilmington Trust
Company, a Trustee

SCHEDULE I

INFORMATION WITH RESPECT TO

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR

SINCE THE MOST RECENT FILING ON SCHEDULE 13D(1)

Date Acquired	Number of Shares	Price per Share (2)
01/10/2008	800	$9.25
01/10/2008	500	$9.05
01/10/2008	900	$9.32
01/10/2008	500	$9.30
01/10/2008	500	$9.25
01/10/2008	2,700	$9.20
01/10/2008	500	$9.19
01/10/2008	400	$9.17
01/10/2008	500	$9.15
01/10/2008	700	$9.12
01/10/2008	900	$9.07
01/10/2008	1,000	$9.10
01/10/2008	100	$9.09
01/10/2008	500	$9.04
01/10/2008	1,200	$9.05
01/10/2008	2,800	$9.00
01/10/2008	500	$8.99
01/10/2008	4,700	$8.95
01/10/2008	300	$8.94
01/10/2008	9,000	$8.95
01/10/2008	1,000	$8.94
01/10/2008	9,891	$8.95
01/10/2008	9	$8.86
01/10/2008	100	$8.94
01/10/2008	500	$8.90
01/10/2008	100	$8.86
01/10/2008	100	$8.84
01/10/2008	700	$8.82
01/10/2008	3,700	$8.95
01/10/2008	4,300	$8.80
01/10/2008	100	$8.80
01/10/2008	100	$8.80
01/10/2008	200	$8.76
01/10/2008	200	$8.78
1/14/2008	300	$8.95
1/14/2008	10,000	$8.95
1/14/2008	2,600	$8.95
1/14/2008	200	$8.95
1/14/2008	1,900	$8.95

1/14/2008	500	$8.95
1/14/2008	1,300	$8.95
1/14/2008	100	$8.95
1/14/2008	300	$8.95
1/14/2008	1,800	$8.95
1/14/2008	200	$8.95
1/14/2008	2,100	$8.95
1/14/2008	1,600	$8.90
1/14/2008	800	$8.90
1/14/2008	1,300	$8.89
1/14/2008	181	$9.00
1/14/2008	1,300	$9.00
1/14/2008	500	$9.00
1/14/2008	100	$9.00
1/14/2008	1,700	$9.00
1/14/2008	100	$9.00
1/14/2008	100	$9.00
1/14/2008	5,019	$9.00
1/14/2008	300	$9.00
1/14/2008	100	$9.00
1/14/2008	100	$9.00
1/14/2008	2,200	$9.00
1/14/2008	100	$9.00
1/14/2008	700	$9.00
1/14/2008	600	$9.00
1/14/2008	2,200	$9.00
1/14/2008	3,000	$8.95
1/14/2008	200	$8.94
1/14/2008	1,400	$8.91
1/14/2008	700	$8.90
1/14/2008	1,100	$8.89
1/14/2008	100	$8.86
1/14/2008	2,600	$8.85
1/14/2008	600	$8.84
1/25/2008	1,300	$8.55
1/25/2008	1,500	$8.55
1/25/2008	800	$8.55
1/25/2008	4,234	$8.55
1/25/2008	500	$8.55
1/25/2008	2,000	$8.53
1/25/2008	2,366	$8.52
2/4/2008	700	$9.50
2/4/2008	1,500	$9.50
2/4/2008	500	$9.47
2/4/2008	200	$9.45

2/4/2008	500	$9.41
2/4/2008	100	$9.37
2/4/2008	100	$9.39
2/4/2008	1,100	$9.40
2/4/2008	2,400	$9.25
2/4/2008	800	$9.19
2/4/2008	200	$9.18
2/4/2008	2,000	$9.24
2/4/2008	1,400	$9.18
2/4/2008	1,000	$9.24
2/4/2008	100	$9.18
2/4/2008	100	$9.24
2/4/2008	1,000	$9.23
2/4/2008	100	$9.15
2/4/2008	100	$9.20
2/4/2008	500	$9.22
2/4/2008	800	$9.20
2/4/2008	500	$9.16
2/4/2008	400	$9.10
2/4/2008	500	$9.00
2/4/2008	1,565	$9.25
2/4/2008	21,800	$9.25
2/4/2008	19,563	$9.25
2/4/2008	1,272	$9.25
2/4/2008	200	$9.41
2/4/2008	100	$9.39
2/4/2008	200	$9.40
2/4/2008	200	$9.48
2/4/2008	100	$9.46
2/4/2008	100	$9.42
2/4/2008	100	$9.40
2/4/2008	200	$9.39
2/4/2008	100	$9.40
2/4/2008	200	$9.38
2/4/2008	500	$9.25
2/4/2008	200	$9.24
2/4/2008	100	$9.19
2/4/2008	900	$9.24
2/4/2008	1,800	$9.20
2/4/2008	200	$9.22
2/4/2008	100	$9.13
2/4/2008	500	$9.11
2/5/2008	200	$9.30
2/5/2008	1,100	$9.30
2/5/2008	900	$9.30

2/5/2008	200	$9.30
2/5/2008	939	$9.30
2/5/2008	700	$9.30
2/5/2008	2,100	$9.30
2/5/2008	100	$9.30
2/5/2008	100	$9.30
2/5/2008	100	$9.30
2/5/2008	1,000	$9.30
2/5/2008	300	$9.30
2/5/2008	100	$9.30
2/5/2008	100	$9.30
2/5/2008	500	$9.30
2/5/2008	9,200	$9.30
2/5/2008	100	$9.25
2/5/2008	200	$9.25
2/5/2008	494	$9.25
2/5/2008	330	$9.25
2/5/2008	200	$9.25
2/5/2008	400	$9.25
2/5/2008	909	$9.25
2/5/2008	1,300	$9.25
2/5/2008	2,000	$9.24
2/5/2008	200	$9.23
2/5/2008	500	$9.21
2/5/2008	100	$9.20
2/5/2008	100	$9.14
2/5/2008	500	$9.15
2/5/2008	1,000	$9.10
2/5/2008	500	$9.09
2/5/2008	500	$8.97
2/5/2008	500	$8.91
2/5/2008	500	$8.90
2/5/2008	100	$8.99
2/5/2008	500	$9.00
2/5/2008	100	$8.97
2/5/2008	4,400	$8.98
2/5/2008	100	$8.88
2/5/2008	300	$8.86
2/5/2008	100	$8.85
2/5/2008	1,200	$8.84

(1)                                               Unless otherwise indicated, all transactions were effected on the American Stock Exchange.

(2)                                               Price before commission.